Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: September 12, 2012

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated September 12, 2012 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	2.920% Notes due 2017

Ratings*:	A2/A/A+

Currency:	Canadian Dollars (C$)

Size:	C$1,250,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	September 19, 2017

Spread to GoC Benchmark Bond:	+147bps vs. the GoC curve interpolated between 1.50% September 1, 2017 and 4.25% June 1, 2018

Coupon:	2.920%

Payment Frequency:	Payable semi-annually in arrears in equal semi-annual installments

Day Count Convention:	Actual/Actual, Canadian Compound method (which means 30/360 for a full semi-annual fixed rate interest period.) Periods less than a full interest period, Actual/365

Price to Public:	100% of face amount

Yield to Maturity:	2.920%

Proceeds (Before Expenses) to Issuer:	C$1,245,625,000 (99.65%)

Interest Payment Dates:	September 19 and March 19 of each year, commencing March 19, 2013

Business Day:	New York, London and Toronto

Additional Amounts:	Yes

Tax Redemption:	Any time at 100% of principal amount plus accrued interest and additional amounts

Trade Date:	September 12, 2012

Settlement Date:	September 19, 2012 (T+5)

Denominations	C$100,000 x C$10,000

CUSIP/ISIN:	48124BAA3 / CA48124BAA31

Bookrunners:	J.P. Morgan Securities Canada Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

Co-Managers:	BMO Nesbitt Burns Inc. CIBC World Markets Inc. National Bank Financial Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on September 19, 2012, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

Sales Restrictions: This issue is available in Canada only as a private placement to “accredited investors” and in certain circumstances that are also “permitted clients.” Resales in Canada will be permitted only through a registered dealer or pursuant to an exemption from the dealer registration requirements of applicable provincial securities laws and in accordance with, or pursuant to an exemption from, the prospectus requirements of applicable provincial securities laws.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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